UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.____)*

                              Xpedite Systems, Inc.
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    893929100
                                    ---------
                                 (CUSIP Number)

                            Martha J. Flanders, Esq.
                    Lowenthal, Landau, Fischer & Bring, P.C.
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 26, 1997
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 893929100


1    NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Epstein

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)[ ] (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     529,734

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     None

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     529,734

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     529,734

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.65%

14   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 6 pages

                                  SCHEDULE 13D

CUSIP No. 893929100


Item 1.           Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, par value $.01 per share (the Common Stock"), of Expedite Systems, Inc., a Delaware corporation ("Xpedite" or the "Company"). The principal executive office of Xpedite is located at 446 Highway 35, Eatontown, New Jersey 07724.

Item 2.           Identity and Background.

                  This statement on Schedule 13D is being filed by Robert A. Epstein (the "Reporting Person") whose business address is 88 Field Point Road, Greenwich, CT 06836-2408. The Reporting Person is a real estate developer and part-time practicing attorney. During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  During the period from June 26, 1997 to the date hereof the Reporting Person purchased an aggregate of 69,800 shares of Common Stock for an aggregate purchase price of $1,240,450 which amount was paid with the proceeds of loans from the Reporting Person's margin brokerage accounts with Smith Barney and Punk Ziegel. Each margin account is governed by the brokerage firm's standard agreement.

Item 4.           Purpose of Transaction.

                  The Reporting Person acquired the Common Stock for investment purposes only. The Reporting Person has no plans or proposals relating to the matters described in subclauses (a) through (j) of Item 4 of the General Instructions to Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the date hereof, the Reporting Person owns 529,734 shares of the Company's Common Stock which represents approximately 5.65% of the Company's outstanding common stock.

                  (b) The Reporting Person has sole voting and investment power with respect to the 529,734 shares of Common Stock referred to herein.

                  (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except:

                  On June 3, 1997, the Reporting Person made an open market purchase of 2,500 shares of Common Stock at a price of $18.50 per share which transaction was effected in the over the counter market by or through Smith Barney.


                               Page 3 of 6 pages

                                  SCHEDULE 13D

CUSIP No. 893929100


                  On June 10, 1997, the Reporting Person made an open market purchase of 10,000 shares of Common Stock at a price of $18.625 per share which transaction was effected in the over the counter market by or through Smith Barney.

    On June 11, 1997, the Reporting Person made an open market purchase of 6,000 shares of Common Stock at a price of $18.375 per share which transaction was effected in the over the counter market by or through Smith Barney.

    On June 11, 1997, the Reporting Person made an open market purchase of 56,000 shares of Common Stock at a price of $18.375 per share which transaction was effected in the over the counter market by or through Punk Ziegel.

    On June 24, 1997, the Reporting Person made an open market purchase of 2,200 shares of Common Stock at a price of $18.250 per share which transaction was effected in the over the counter market by or through Smith Barney.

    On June 26, 1997, the Reporting Person made an open market purchase of 15,000 shares of Common Stock at a price of $17.125 per share which transaction was effected in the over the counter market by or through Punk Ziegel.

    On June 26, 1997, the Reporting Person made an open market purchase of 12,500 shares of Common Stock at a price of $17.090 per share which transaction was effected in the over the counter market by or through Smith Barney.

    On June 27, 1997, the Reporting Person made an open market purchase of 12,500 shares of Common Stock at a price of $17.125 per share which transaction was effected in the over the counter market by or through Punk Ziegel.

    On June 27, 1997, the Reporting Person made an open market purchase of 1,800 shares of Common Stock at a price of $17.125 per share which transaction was effected in the over the counter market by or through Smith Barney.

    On June 30, 1997, the Reporting Person made an open market purchase of 7,500 shares of Common Stock at a price of $17.375 per share which transaction was effected in the over the counter market by or through Punk Ziegel.

    On July 1, 1997, the Reporting Person made an open market purchase of 20,500 shares of Common Stock at a price of $17.500 per share which transaction was effected in the over the counter market by or through Smith Barney.

    (d)  Not applicable.

    (e)  Not applicable.


                               Page 4 of 6 pages

                                  SCHEDULE 13D

CUSIP No. 893929100


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  None.


                               Page 5 of 6 pages

                                  SCHEDULE 13D

CUSIP No. 893929100


                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 7, 1997



                                             /s/ Robert A. Epstein
                                             -----------------------
                                             Robert A. Epstein






                               Page 6 of 6 pages